May 26, 2006

Mail Stop 6010

Kenneth M. Siegel, Esq.
Verigy Pte. Ltd.
395 Page Mill Road
Palo Alto, California 94306

> **Re:** **Verigy Pte. Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 23, 2006**
> **File No. 333-132291**

Dear Mr. Siegel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We may face competition from Agilent in the future, page 15

1. Please disclose the portion of your business derived from activities against which Agilent may compete. Also clarify the portion of your business derived from technology that Agilent may license to your competitors as mentioned in the third paragraph.

Use of Proceeds, page 33

2. Please tell us why the separation costs mentioned on page 60 are not included in this disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Financial Condition, page 58

3.   Please tell us and disclose the amount and nature of any cash proceeds you expect to receive from Flextronics under your agreement. We note the disclosure on page 40. If you do not expect to receive cash for your inventory, then please tell us and disclose the type of consideration you will receive.

4.   Please refer to prior comments 3 and 6. Please reconcile the disclosure in the fourth paragraph on page 54 which states that Agilent will pay your restructuring costs and expenses with the disclosure in the last paragraph on page 60 disclosing that Agilent will only pay for costs incurred prior to June 1, 2006. With a view towards disclosure, please tell us the costs you expect to incur, that will not be reimbursed by Agilent, with respect to the items discussed on page 60. That is, it appears that you expect to incur the following expenses in 2006 totaling $65 - $70 million: new site set-up costs of $15 - $20 million, ERP and other separation costs of $40 million, and payments to Flextronics of $10 million. Please tell us and clarify the amount of cash outlays you expect for these expenses, if different. Please also reconcile with the amounts in the first and second paragraph on page 40.

Covenants, page 106

5.   Please disclose the nature and amount of the guarantees mentioned in the added disclosure.

Intellectual Property Matters Agreement, page 116

6.   We note you state that "certain" additional patents and applications will be assigned. Please explain how those will be determined. Avoid vague disclosure represented by the term, *certain*, and similar words.

Competitive Restrictions, page 118

7.   We note your new disclosure about Agilent's ability to compete with you if fulfilling agreements in place would require it. Please expand your disclosure to discuss how such events might occur and include risk factor disclosure, if appropriate.

Voting Rights, page 122

8.   Please disclose the effect of the 1/3 quorum mentioned on page 10 of exhibit 3.2. Also add any necessary risk factors.

Combined Financial Statements

Notes to Combined Financial Statements

Note 21. Subsequent Event, page F-44

9.   You disclose that Flextronics will provide you with "transition-related services" for which you will pay $1.5 million. You will record this amount as a long-term prepaid asset and recognize it ratably over the manufacturing contract period. In addition, with respect to a $5 million payment to Flextronics for "future severance and other employee-related benefits associated with transferred employees" you will defer these costs and recognize them ratably over the employees' period of service until the employees' date of termination from Flextronics. You disclose that the services provide you with a benefit "as these employees will be working exclusively on Verigy products and Verigy is able to control the employees' period of service prior to termination. Please tell us why you will defer these costs and not recognize them as incurred. Tell us the nature of these costs, when the transition services will be provided, and any continuing obligations or involvement you have in the transferred employees. Discuss how you considered your ability to continue to control the employees in determining how to record the agreements with Flextronics and whether or not the employees are "transferred." Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

10.   You disclose that you will assume certain guarantees and other security obligations from Agilent by October 31, 2007. With a view towards disclosure, please tell us the nature of these guarantees and obligations, quantified to the extent possible. Also tell us how you will account for the assumption and why.

Exhibits

11.   Please confirm our understanding that your response to prior comment 22 means that you will refile all incomplete agreements, like exhibit 10.10 which apparently has blanks and exhibit 2.3 which appears to have incomplete schedules.

Amendment 3

12.   We will provide any comments on amendment 3 to your registration statement
        separately. We note however your references to Commission review and
        comment on your filing. Members of the *staff* have reviewed and commented on
        your filing, and you should not represent that the Commission itself has reviewed
        your filing.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: William H. Hinman, Jr., Esq.